SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           VIDEO JUKEBOX NETWORK, INC.
                           ---------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   92656G 10 8
                         ------------------------------

                             DENISE A. GORDON, ESQ.
                              STEEL HECTOR & DAVIS
                            1900 PHILLIPS POINT WEST
                             777 SOUTH FLAGLER DRIVE
                         WEST PALM BEACH, FL 33401-6198
                                 (407) 650-7273
            --------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                               SEPTEMBER 13, 1995
             -------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement:
/ /

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                                  SCHEDULE 13D

CUSIP NO. 92656G 10 8                                        Page 2  of 40 Pages
          -----------                                             --   ---

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1.  Name of reporting person
    S.S. or I.R.S. Identification No. of above person

    Louis Wolfson III
    Social Security No.: ###-##-####

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2.  Check the appropriate box if a member of a group*

                                                                        (a)  / /
                                                                        (b) / /
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds*

    00

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(E)                                  / /

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6.  Citizenship or Place of Organization

    U.S.A.

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    Number of     7.  Sole Voting Power
    Shares            4,574
    Beneficially  8.  Shared Voting Power
    Owned By           76,072
    Each          9.  Sole Dispositive Power
    Reporting          1,324,729
    Person With   10. Shared Dispositive Power
                      76,072
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                      1,400,801

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12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                             / /

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                       5.86%

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14.  Type of Reporting Person*

     IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D

CUSIP NO. 92656G 10 8                                        Page  3 of 40 Pages
          -----------                                             --   ---

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1.  Name of reporting person
    S.S. or I.R.S. Identification No. of above person

    Venture LW Corporation
    Employer I.D. No. :  Not Available

--------------------------------------------------------------------------------
2.  Check the appropriate box if a member of a group*

                                                                        (a)  / /
                                                                        (b) / /

--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Source of Funds*

    00

--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(E)                                  / /

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Florida

--------------------------------------------------------------------------------
    Number of     7.  Sole Voting Power
    Shares            -0-
    Beneficially  8.  Shared Voting Power
    Owned By          -0-
    Each          9.  Sole Dispositive Power
    Reporting         -0-
    Person With   10. Shared Dispositive Power
                      -0-

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                        -0-

--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                             / /

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

                        0

--------------------------------------------------------------------------------
14.  Type of Reporting Person*

     DISSOLVED CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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      This Amendment No. 2 dated October 13, 1995 (the "Amendment") to the
Statement on Schedule 13D dated June 3, 1993, as amended by Amendment No. 1 dated September 7, 1993 ("Amendment No. 1" and together with the original
Schedule 13D, the "Statement"), incorporating an Initial Statement on Schedule 13D filed on behalf of VJN Partners, dated June 8, 1987 and thirteen amendments thereto (the Initial Statement, the thirteen amendments and all exhibits thereto hereinafter referred to as the "Original Statement"), is filed pursuant to
Section 13D of the Securities Exchange Act of 1934, as amended (the "Act"), by Louis Wolfson III ("Wolfson") and relates to the common stock, par value $.001 per share ("Common Stock"), of Video Jukebox Network, Inc., a Florida corporation (the "Company"). Venture LW Corporation, a Florida corporation ("Venture LW") was a reporting person on the Statement, but was dissolved effective September 13, 1995 (the "Dissolution") and therefore is not a reporting person on this Amendment. Wolfson is referred to herein as the "Reporting Person."

      Item 2 of the Statement is hereby amended and supplemented as follows:

      Item 2.  IDENTITY AND BACKGROUND.

      This filing is not made by the Reporting Person as part of any "group."

      Upon the Dissolution of Venture LW, 1,009,061 shares of Common Stock were distributed to Wolfson.

      Except with respect to (i)1,009,961 shares of Common Stock distributed to Wolfson upon the Dissolution of Venture LW, and (ii) 310,194 shares purchased by him from NVM as discussed in Item 4 of Amendment 1, Wolfson expressly declares that the filing of the Amendment shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Amendment.

      Item 4 of the Statement is hereby amended and supplemented as follows:

      Item 4.  PURPOSE OF TRANSACTION.

      The Common Stock which may be deemed to be beneficially owned by the Reporting Person is held for investment purposes and except as described in this Schedule, the Reporting Person has no present

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plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of instructions to Item 4 of Schedule 13D promulgated under the Act. The Reporting Person intends to continue to review its investment in the Company and the financial condition, business, operations and prospects of the Company on an ongoing basis. Accordingly, the Reporting Person may change its plans or intentions with respect to the Company as circumstances warrant, and, as a result thereof, may increase or decrease its investment in the Company; however, at the present time the Reporting Person intends to reduce its investment in the Company through sales from time to time, if economically prudent, and with respect to shares subject thereto, as permitted by the Proxy Agreement (as defined and described in Item 6 of Amendment No. 1).

      The Deferred Proxy Date under the Proxy Agreement passed and therefore, the Proxy Agreement covers 1,320,155 shares of Common Stock held by the Reporting Person.

      Item 5 of the Statement is amended and supplemented as follows:

      Item 5. INTEREST IN SECURITIES OF THE ISSUER. The shares of Common Stock deemed beneficially owned by the Reporting Person consist of (i) approximately 1,009,961 shares of Common Stock distributed from Venture LW; (ii) 66,646 shares of the Company's Common Stock owned by him, his wife or children, directly or through IRA, Keogh, custodial and other investment accounts; (iii) 310,194 shares acquired from NVM pursuant to the Stock Purchase Agreement attached hereto as Exhibit 8 to Amendment No. 1; and (iv) 14,000 shares of the Company's Common Stock for which 14,000 warrants owned by his wife were exercised at $1.75 per share on March 25, 1994. Such shares represent, in the aggregate, 5.86% of the Common Stock of the Company on August 10, 1995.

      Based on the calculations set forth above and the number of shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, as of the date hereof, the Reporting Person may be deemed to beneficially own the number of shares of Common Stock listed in response to Item 11 of the cover page filed herewith relating to such Reporting Person. In addition, the number of shares of Common Stock which may be deemed beneficially owned by the Reporting Person with respect to which such Reporting Person (i) has sole voting power; (ii) shares voting power; (iii) has sole dispositive power; and (iv) shares dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, on the cover page filed herewith relating to such Reporting Person.

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      Item 6 of the Statement is supplemented as follows:

      Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as set forth in the Statement, the Reporting Person has not entered into any contracts, arrangements, understandings or relationships with respect to any securities of the Company.

      Item 7. MATERIAL TO BE FILED AS EXHIBITS.

      EXHIBIT        DESCRIPTION
      -------        -----------

      *(99.1) Schedule 13D dated June 3, 1993 (without exhibits)

      *(99.2)          Amendment No. 1 to Schedule 13D dated
                       September 7, 1993 (without exhibits)

* These exhibits are being refiled electronically as exhibits hereto solely for purposes of compliance with the Electronic Data Gathering, Analysis and Retrieval System pursuant to Regulation S-T 101(a)(2)(ii).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 1995                             /s/ LOUIS WOLFSON, III
                                                    ----------------------
                                                    Louis Wolfson, III

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                                INDEX TO EXHIBITS

      EXHIBIT        DESCRIPTION            PAGE
      -------        -----------            ----

      *(99.1)     Schedule 13D dated
                  June 3, 1993 (without
                      exhibits)

      *(99.2)     Amendment No. 1 to
                  Schedule 13D dated
                  September 7, 1993
                  (without exhibits)

* These exhibits are being refiled electronically as exhibits hereto solely for purposes of compliance with the Electronic Data Gathering, Analysis and Retrieval System pursuant to Regulation S-T 101(a)(2)(ii).

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